SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd., reported, further to its announcement dated October 10, 2016, that it was informed of the execution of a memorandum of understanding ("MoU") between Israel 18 B.V., the ultimate controlling shareholder in the Company and its controlling shareholder, Mr. Gregory Gurtovoy (collectively, "Israel 18"), and Ta'aman Food Marketing Ltd. ("Taaman" and together the "Parties") for joint control of BGI Investments (1961) Ltd ("BGI")., an indirect controlling shareholder of Willi Food Investments and the Company.

1.	The details of the MoU, as provided to the Company, are as follows:

1.1
According to the MoU, a new company ("NewCo") will be incorporated for the purpose of holding approximately 71.5% of the shares of BGI and approximately 19% of the shares of BSD Crown Ltd. ("BSD". BSD and BGI together, the "Companies") owned by Israel 18 ("Israel 18 Holdings"). The ownership of NewCo will be held in equal parts, 50% by Israel 18 and 50% by Taaman. In exchange for the holdings in NewCo, Taaman will pay Israel 18 USD 10 million.

1.2
Alternatively, if the transfer of the Israel 18 Holdings to NewCo will not be possible upon its incorporation, Taaman will directly hold half of the shares that will actually transferred to NewCo. In such event, the Parties will negotiate terms for joint management and control.

1.3
NewCo’s holdings in the Companies will be held by Adv. Yaakov Amster (the "Trustee") who will act as a trustee appointed by both Parties and he will hold the voting rights attached to the Companies in accordance with a joint decision by the Parties.

1.4
Up until the point where Israel 18 completes all of its obligations under the MoU, Israel 18 will be entitled to 50% of all dividends that will be distributed by NewCo and its subsidiaries, while the remaining 50% will go to Taaman.

1.5	The following will constitute a violation of the MoU:

1.5.1
If Israel 18 does not transfer to the Trustee all of the powers of attorney necessary in order to vote the shares of BSD under its ownership, within the agreed time frame, and will not give the possibility to use these voting rights, will be considered a breach which will give Taaman the right to sell NewCo’s entire shareholdings and exercise all securities provided to Taaman under the loan agreement.

1.5.2
If Israel 18 will not be able to transfer to the Trustee's account, within 18 months following the execution of the MoU, all of the Israel 18 Holdings that are not shares which cannot be used due to restrictions under the lawsuit of BSD against Israel 18.

1.5.3	If Israel 18 will not be able to release the entire holdings in the Companies from the restrictions set due to BSD’s lawsuit within a period of 36 months.

1.5.4
If a final judgment is given in BSD’s lawsuit, Israel 18 will have to pay the entire amount ruled in favor of BSD. If Israel 18 does not pay such debt, Taaman can pay the debt instead of Israel 18, whereas in order to pay this debt, the entire Israel 18 Holdings will be appraised at USD 10 million.

1.5.5	Israel 18 will have a period of 30 days to correct any violation of the MoU as stated above.

1.6
The Parties will act to convene general meetings of shareholder in the Companies and all subsidiaries within 30 days of the date of the MoU, for the purpose of replacing all current directors with mutually agreed directors. The representation in the board of directors will be proportionate to the holdings of the Parties in NewCo.

As far as the Company understands, in accordance with section 1.8 below, the MoU is not yet binding, and accordingly the Company has yet to receive any request to convene a general meeting of its shareholders.

1.7	The following actions of NewCo and the companies held by it, will require the mutual approval of both Israel 18 and Taaman:

1.7.1	Any payment not within ordinary course of business.

1.7.2	Any loan, fundraising, expansion of company debt that is not within ordinary course of business.

1.7.3	Providing any loan, credit, collateral or indemnification.

1.7.4	Announcement of any payment of dividend or any other distribution, and any adoption, amendment, implementation or cancellation of any distribution policy.

1.7.5	Any filing, settlement or cancellation of any legal proceeding or administrative proceeding regarding the companies in the group including the liabilities or claim of any one of the companies.

1.7.6	A settlement or pledging of any of NewCo’s assets or the assets of any of the other companies in the group.

1.7.7	Acquisitions.

1.7.8	Increase or dilution of company capital.

1.7.9	Appointment of legal advisors and auditors in the companies in the group.

1.8	The MoU is subject to the approval of the Israel Antitrust Authority and will not be binding or have any legal status until the approval is given.

To the Company’s best knowledge, such approval has not yet been received.

1.9	Both Parties have the right of first refusal, as well as tag-along and bring-along rights.

1.10	The loan agreement will be extended so long as the voting rights are held by the Trustee.

1.11
Subject to the approval of the Anti Trust authority the MoU will be implemented and the control of the Company will be a joint control of Israel 18 and Taaman. In this event, the MoU will be a binding and irrevocable agreement.

2.	To the Company’s best knowledge, the loan agreement and the MoU are independent agreements. One does not replace or cause the other to be void.

3.
In accordance with the loan agreement, Taaman will replace the Shani group, and in the event that Israel 18 does not repay the loan according to the loan agreement, Taaman will be entitled to exercise the pledged shares in order to fully redeem the loan it gave Israel 18.  The loan agreement doesn't grant to Naaman voting rights in shares of BGI.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 28, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: November 15, 2016	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer